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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: June 26, 2003	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

[ALLSTREAM LOGO]

ALLSTREAM STOCK SYMBOLS UPDATED

Toronto, ON (June 26, 2003) — Allstream Inc. (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada and a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, confirmed today that the Company's stock symbols have been updated, as previously announced on June 18, 2003. Effective today, Allstream's Class A Voting Shares and Class B Limited Voting Shares are now trading under the new stock symbols ALR.A and ALR.B on the Toronto Stock Exchange and ALLSA and ALLSB on the NASDAQ National Market System.

The trading symbols were assigned following the launch of the Company's new Allstream corporate brand on June 18, 2003.

Previously, the Company's shares traded under the old symbols of TEL.A and TEL.B on the Toronto Stock Exchange and ATTC and ATTCZ on the NASDAQ National Market System.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has more than 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
ALLSTREAM STOCK SYMBOLS UPDATED